As confidentially submitted to the Securities and Exchange Commission on November 20, 2013. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KineMed, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	91-2104596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5980 Horton Street Suite 470

Emeryville, California 94608

(510) 655-6525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Fineman

Chief Executive Officer

KineMed, Inc.

5980 Horton Street Suite 470

Emeryville, California 94608

(510) 655-6525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon Layman William I. Intner Hogan Lovells US LLP 525 University Avenue 3rd Floor Palo Alto, California 94301 (650) 463-4000	Robert J. Endicott Todd M. Kaye Bryan Cave LLP One Metropolitan Square 211 North Broadway Suite 3600 St. Louis, Missouri 63102 (314) 259-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

KineMed, Inc. is filing this Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to file certain exhibits to the Draft Registration Statement as indicated on the Index to Exhibits. Parts I and II are unchanged and have therefore been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, in the State of California, on this day of , 20 .

KINEMED, INC.

By:
David Fineman Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints David Fineman and Marc Hellerstein and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto, and any subsequent registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

Chief Executive Officer and Chairman of the Board
David M. Fineman	(Principal Executive Officer)

Vice President, Finance and Treasurer
Karen S. Carothers	(Principal Financial and Accounting Officer)

President, Chief Scientific Officer and Director
Mark K. Hellerstein, M.D., Ph.D.

Director
Charles J. Casamento

Director
Robert E. Curry, Ph.D.

Director
K. Peter Hirth, Ph.D.

Director
James S. J. Manuso, Ph.D.

Director
Henry C. Settle, Jr.

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1*	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation of the company, as currently in effect.
3.2#	Bylaws of the company, as currently in effect.
3.3*	Amended and Restated Certificate of Incorporation of the company, to be in effect immediately prior to the completion of this offering.
3.4*	Amended and Restated Bylaws of the company, to be in effect immediately prior to the completion of this offering.
4.1*	Specimen Common Stock Certificate of the company.
4.2#	Form of Warrant to purchase Common Stock in connection with the bridge loan financing in December 2012 and May 2013.
4.3#	Form of Warrant to purchase Common Stock issued in connection with a placement agent agreement, dated as of May 31, 2013.
5.1*	Opinion of Hogan Lovells US LLP.
10.1#	Series CC Preferred Stock Investors’ Rights Agreement by and among the company and the investors named therein, dated as of August 20, 2013.
10.2+#	2001 Stock Option Plan.
10.3+#	Form of Option Agreement under 2001 Stock Option Plan.
10.4+#	2010 Stock Plan.
10.5+#	Form of Option Agreement under 2010 Stock Plan.
10.6+*	2014 Omnibus Incentive Plan.
10.7+*	Form of Incentive Stock Option Agreement under 2014 Omnibus Incentive Plan.
10.8+*	Form of Non-Qualified Option Agreement under 2014 Omnibus Incentive Plan.
10.9+#	Form of Indemnity Agreement by and between the company and each of its directors and officers.
10.10†	Exclusive License by and between the company and the Regents of the University of California, dated as of February 16, 2001.
10.11†	First Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of June 15, 2002.
10.12†	Second Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of October 15, 2002.

10.13†	Third Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of March 25, 2003.
10.14†	Fourth Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of November 6, 2003.
10.15†	Fifth Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of March 1, 2004.
10.16†	Sixth Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of September 22, 2005.
10.17†	Seventh Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of April 11, 2011.
10.18†	Collaboration and License Agreement by and between the company and Glaxo Group Limited, dated as of June 12, 2012.
10.19#	Office Lease by and between the company and Emery Station Associates II, LLC, dated as of May 5, 2002.
10.20#	First Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of June 27, 2003.
10.21#	Second Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of December 1, 2004.
10.22#	Revised Third Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of February 28, 2005.
10.23#	Revised Fourth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of March 15, 2005.
10.24#	Seventh Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of May 1, 2009.
10.25#	Eighth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of July 31, 2010.
10.26#	Ninth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of February 10, 2011.
10.27#	Tenth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of April 1, 2013.
10.28#	Lease by and between the company and E S East, LLC, dated as of October 20, 2010.
10.29#	First Amendment to Lease by and between the company and E S East, LLC, dated as of July 1, 2012.
10.30#	Second Amendment to Lease by and between the company and E S East, LLC, dated as of June 15, 2013.
23.1*	Consent of OUM & Co. LLP.
23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
#	Previously filed.

+	Indicates a management contract or compensatory plan.

†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.